Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Six Months Ended
	May 31,
	2016	2015

Net income	$747	$271
Income tax expense, net	3	7
Income before income taxes	750	278
Fixed charges
Interest expense, net	108	114
Interest portion of rent expense (a)	11	11
Capitalized interest	16	10
Total fixed charges	135	135
Fixed charges not affecting earnings
Capitalized interest	(16)	(10)
Earnings before fixed charges	$869	$403
Ratio of earnings to fixed charges	6.4	3.0

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.